PIMCO Funds

Supplement Dated January 27, 2017 to the
Asset Allocation Funds, Bond Funds, Credit Bond Funds, Equity
Related Strategy Funds,
International Bond Funds, Real Return Strategy Funds, Short
Duration Strategy Funds,
Tax-Efficient Strategy Funds, and Quantitative Strategy Fund
Prospectuses (each, a
Prospectus) and Statement of Additional
Information (SAI),
each dated July 29, 2016, each as supplemented from time to time

Automatic Conversion of Class C Shares to Class A Shares After
Ten Year Holding Period

At a meeting held on January 24, 2017, for each series of PIMCO Funds (the Trust) that offers Class C Shares (each, a Fund), the Board of Trustees of PIMCO Funds approved an automatic conversion of the Fund's Class C
Shares into Class A Shares of the same Fund after they have been held for ten years. The conversion feature will be effective beginning on April 1, 2017. Shareholders will not pay a sales charge, including a contingent deferred sales charge, upon the conversion of their Class C Shares to Class A Shares pursuant to this conversion feature. The automatic conversion of each Fund's Class C Shares into Class A Shares after the ten year holding period is not expected to be a taxable event for federal income tax purposes and should not result in the recognition of gain or loss by such converting shareholders. Shareholders should consult their tax advisers regarding the tax treatment of the conversions.

If you have any questions regarding the conversions, please contact the Trust at 18888774626.